EXHIBIT 12.1

COMPUTATION OF RATIOS

(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference distributions for each of the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 are as follows:

	Year Ended December 31,
(Amounts in thousands)	2008		2007	2006	2005	2004
Net income from continuing operations	$193,203		$484,423	$603,339	$559,081	$603,596
Fixed charges	698,740		661,620	432,953	305,881	247,569
Income distributions from partially owned entities	44,690		24,044	35,911	40,152	16,740
Capitalized interest	(63,063)		(53,648)	(26,195)	(15,582)	(8,718)

Earnings - Numerator	$873,570		$1,116,439	$1,046,008	$889,532	$859,187

Interest and debt expense	$625,904		$599,804	$400,540	$284,876	$233,750
Capitalized interest	63,063		53,648	26,195	15,582	8,718
1/3 of rental expense – interest factor	9,773		8,168	6,218	5,423	5,101
Fixed charges - Denominator	698,740		661,620	432,953	305,881	247,569
Preferred unit distributions	76,834		77,009	80,518	97,232	97,198
Combined fixed charges and preference distributions - Denominator	$775,574		$738,629	$513,471	$403,113	$344,767

Ratio of earnings to fixed charges	1.25	(1)	1.69	2.42	2.91	3.47
Ratio of earnings to combined fixed charges and preference distributions	1.12	(1)	1.51	2.04	2.21	2.49

Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges, (iii) income distributions from partially owned entities, minus (iv) capitalized interest. Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest, (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iv) preferred unit distributions. Combined fixed charges and preference distributions equals fixed charges plus preferred unit distributions.

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(1)

Excluding non-cash impairment charges recognized in the year ended December 31, 2008, the ratios of earnings to fixed charges and ratio of earnings to combined fixed charges and preference distributions were 1.45 and 1.31, respectively.